Exhibit 7

September 2, 2008

Mr. Chuck Mathewson

9295 Prototype Drive

Reno, NV 89521

RE:	Board Nominee

Dear Chuck:

In conjunction with the execution of that certain Securities Purchase Agreement (the “Purchase Agreement”) of even date herewith, by and between Charles N. Mathewson, Trustee of The Charles N. Mathewson Trust dtd. 7/22/92 (the “Investor”) and Grill Concepts, Inc. (“Grill”), and relating to the sale of shares of Series C Convertible Preferred Stock (the “Series C Stock”) and Warrants of Grill, and as a condition of the Investor consummating the transactions contemplated in the Purchase Agreement, Grill desires to evidence its understanding and agreement regarding the nomination of a designee (the “Designee”) of the Investor for election to the board of directors of Grill, as follows:

If, at any time on or after the date of closing of the sale to the Investor of Series C Stock in a face amount not less than $5 million, the Investor should provide written request of such, Grill shall use its reasonable best efforts to nominate a Designee of the Investor for election as a director of Grill at the next annual shareholders meeting of Grill and shall recommend such election to its shareholders and, in the event a vacancy occurs on the board of directors of Grill prior to the election of a Designee, Grill shall notify the Investor and the Investor shall have a right to appoint a Designee to fill any such vacancy; provided, however, that the Designee shall qualify as an independent director under applicable standards of Nasdaq and shall be determined by Grill to be qualified and reasonably acceptable consistent with the Nominating Procedures and the Policy Regarding Qualification of Directors previously adopted by the board of directors of Grill and, provided, further, that neither Grill, its management nor directors shall be required to take any actions hereunder which, upon advice of its legal counsel, are contrary to the fiduciary obligations and other obligations under applicable state law.

Please sign below indicating your acceptance of the foregoing.

Sincerely,

GRILL CONCEPTS, INC.

Michael Weinstock
Co-Chairman of the Board

Agreed and accepted:

Chuck Mathewson